Notice Of Annual General Meeting Of Shareholders

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Nevsun Resources Ltd. (the “Company” or “Nevsun”) will be held at 9:00 a.m. (Pacific Time) on Wednesday, May 4, 2016 at Suite 1100 – 840 Howe Street, Vancouver, British Columbia, to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2015, with the report of the auditors therein;

2.	set the number of directors for the ensuing year at six;

3.	elect the Directors and fix their terms of office;

4.	appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

5.	consider and approve an advisory resolution with respect to the Company’s approach to executive compensation; and

6.	transact any other business as may properly come before the Meeting or any adjournments thereof.

You have the right to vote your shares if you were a Nevsun shareholder on March 16, 2016, the record date for the Meeting which was fixed by resolution of the Board of Directors of the Company.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  Please see information on how to vote in the Information Circular.  To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on May 2, 2016, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).  The Chair of the Meeting has the discretion to accept late proxies.

If you have any questions relating to the Meeting, please contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia this 16th day of March 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Clifford T. Davis”

President, Chief Executive Officer, and Director

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com